Tri-Continental Corporation

April 27, 2012

John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F. Street, NE

Washington, DC 20549

Re:	Tri-Continental Corporation (the “Corporation”)
File Nos.: 333-104669 and 811-00266
Post-Effective Amendment to a Registration Statement on Form N-2

Dear Mr. Grzeskiewicz:

This letter responds to comments received by telephone on April 26, 2012 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below:

Comment 1.	In the Annual Expenses chart under the heading Summary of Corporation Expenses, please remove the asterisks from the line items “Impact of Dividends on Preferred Stock” and “Total Annual Expenses, including Impact of Dividends on Preferred Stock” and include these line items as part of the Annual Expenses chart.

Response:	The requested changes have been made. Please see the attached exhibit.

Comment 2.	In the expense example below the Annual Expenses chart, please include the impact of dividends on the Corporation’s preferred stock in the calculation of the example in the line item, and provide the expense example without the impact of dividends on preferred stock in the narrative below the line item.

Response:	The requested changes have been made. Please see the attached exhibit.

Comment 3.	In the Corporation’s Investment Objective and Other Policies and Related Risks section, please add disclosure addressing whether there are any maturity requirements for the fixed income securities in which the Corporation may invest.

Response:	The following disclosure has been added:

“The Corporation may invest in fixed income securities of any maturity and does not seek to maintain a particular dollar-weighted average maturity.”

Comment 4.	Please confirm that the Annual Expenses chart need not include a line item for acquired fund fees and expenses.

Response:	Confirmed.

In connection with the above-referenced Filing, the Corporation hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Corporation and the Corporation is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Corporation represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Corporation represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1354 or Joseph D’Alessandro at (212) 850-1703.

Sincerely,

/s/ Theodore R. Franzese
Theodore R. Franzese
Associate Counsel
Ameriprise Financial, Inc.

225 Franklin Street — Boston, MA 02110

Summary of Corporation Expenses

The following table illustrates the expenses and fees that the Corporation expects to incur and that you can expect to bear as a holder of the Corporation’s Common Stock. The total annual expenses in the fee and expense table below are based on expenses incurred during the Corporation’s most recently completed fiscal year and are expressed as a percentage (expense ratio) of the Corporation’s average net assets during the period. The expense ratio has been adjusted to reflect current fee arrangements, but has not been adjusted to reflect the Corporation’s assets as of a different period or point in time, as asset levels will fluctuate. In general, the Corporation’s annual operating expense ratio will increase as the Corporation’s assets decrease, such that the Corporation’s actual expense ratio may be higher than the expense ratio presented in the table.

Columbia Management provides investment management services for a fee, as disclosed in the fee table below. Columbia Management also serves as administrative services agent for the Corporation. Columbia Management charges a fee for administrative services provided to the Corporation (reflected in the Corporation’s “Other Expenses” in the fee table below). Please see the “Management of the Corporation” section of the prospectus for a description of such fees.

Stockholder Transaction Expenses
Automatic Dividend Investment and Cash Purchase Plan Fees	$2.00	(1)

Annual Expenses (as a percentage of net assets attributable to Common Stock)
Management Fees	0.36%
Other Expenses(2)	0.23%
Total Annual Expenses Before Impact of Dividends on Preferred Stock	0.59%

Impact of Dividends on Preferred Stock	0.17%
Total Annual Expenses, including Impact of Dividends on Preferred Stock	0.76%

(1)

Stockholders participating in the Corporation’s Cash Purchase Plan pay a $2.00 fee per transaction. See “Investment Plans and Other Services — Automatic Dividend Investment and Cash Purchase Plan” for a description of the investment plans and services.

(2)	“Other Expenses” includes administrative services fees, and transfer and stockholder service agent fees and expenses.

The following example illustrates the costs you would pay on a $1,000 investment, assuming a 5% annual return (includes the impact of dividends on preferred stock):

	1 Year	3 Years	5 Years	10 Years
Tri-Continental Corporation Common Stock	$8	$24	$42	$95

If dividends on the Corporation’s Preferred Stock (as defined herein) were not included, the total expenses incurred for 1, 3, 5 and 10 years will be $6, $19, $33 and $74.

The purpose of the table above is to assist you in understanding the various costs and expenses you will bear directly or indirectly. For more complete descriptions of the various costs and expenses, see “Management of the Corporation” and “Investment Plans and Other Services — Automatic Dividend Investment and Cash Purchase Plan.”

The example does not represent actual costs, which may be more or less than those shown. Moreover, the Corporation’s actual rate of return may be more or less than the hypothetical 5% return shown in the example.

TRI-CONTINENTAL CORPORATION — 2012 PROSPECTUS	3p